U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]	ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

OR

[ ]	TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to __________________

Commission file number    1-7872

A. Full title of the plan and address of the plan, if different from that of the issuer named below: The TransTechnology Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: TransTechnology Corporation 700 Liberty Avenue,
Union New Jersey 07083-8198

TransTechnology Corporation
Retirement Savings Plan

Report of Independent Registered Public
Accounting Firm

Financial Statements as of March 31, 2004 and 2003
and for the year ended March 31, 2004
Supplemental Schedule
as of March 31, 2004

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

Note:	Supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), other than the schedule listed above, are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TransTechnology Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of TransTechnology Corporation Retirement Savings Plan as of March 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended March 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
  September 24, 2004

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments, at fair value (Note 4)	$27,926,623	$34,276,478
Cash	173,070	22,677
Contributions receivable:
Basic employer contribution	272,142	384,639
Employer match	6,869	7,682
Employees	26,664	20,702

Total contributions receivable	305,675	413,023

Total assets	28,405,368	34,712,178

LIABILITIES:
Accrued Expenses	27,353	—

NET ASSETS AVAILABLE FOR BENEFITS	$28,378,015	$34,712,178

See notes to financial statements.

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED MARCH 31, 2004

INVESTMENT INCOME:
Interest and dividends	$739,071
Net appreciation in fair value of investments (Note 4)	4,949,399

Net investment income	5,688,470

CONTRIBUTIONS:
Employer	511,515
Employees	720,796
Other	18,989

Total contributions	1,251,300

DISTRIBUTIONS TO PARTICIPANTS	(13,217,516)
ADMINISTRATIVE EXPENSES	(56,417)

Total deductions	(13,273,933)

DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(6,334,163)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	34,712,178

End of year	$28,378,015

See notes to financial statements.

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF MARCH 31, 2004 AND 2003 AND FOR THE YEAR ENDED MARCH 31, 2004

1.	DESCRIPTION OF PLAN

The following description of TransTechnology Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

The Plan is a defined contribution plan which provides participants with an opportunity to invest their contributions in various investment funds.

Contributions—Contributions to the Plan are made by individual participants and TransTechnology Corporation (the “Company”). Individual participants, while eligible for Plan membership, may contribute between 1% and 15% of their compensation on a pre-tax basis, subject to annual limitations. The Company may make two types of contributions to the Plan, matching and basic. The Company matches 50% of the first 6% of the employee’s contribution during the Plan year, up to a maximum of 3% of eligible compensation. Each Plan year, in addition to the matching contribution, the Company may make an additional contribution from its net profits to those Plan participants employed by the Company on March 31. This basic contribution is equal to 3% of each participant’s compensation earned for the Plan year. If there are no net profits for the Plan year, the Company is not required to make these contributions. All contributions are participant-directed.

Allocation—Income, expenses, gains and losses arising with respect to each separate investment fund are allocated among the participant accounts within that fund.

Participation—Employees become eligible to participate in the Plan on the first day of any month upon the completion of a one-year period of service. Employees covered by a collective bargaining agreement are not eligible to join the Plan.

Vesting—Participants, at all times, have a fully vested and nonforfeitable interest in all of their pre-tax contributions. Vesting in Company contributions occurs in 20% increments over a period of five years, with full vesting occurring after the participant completes five years of credited service.

Retirement Benefits—Payments of Plan benefits are made upon retirement, death, disability, or termination of the participant, according to the vesting schedule.

At March 28, 2002, accounts of former employees whose participation in the Plan terminated on the sale of certain businesses amounted to approximately $15.4 million. Approximately $5.3 million, representing shares in a registered investment company, were re-registered to the Plan in which these former participants will participate, and, accordingly, have been included in distributions to participants for the year ended March 31, 2002. The remaining account balances of approximately $10.1 million were held in a noninterest-bearing distribution cash account as of March 31, 2002. Such amounts were distributed on April 1, 2003 and have been included in distributions to participants in 2003.

Included in distributions for the Plan year ended March 31, 2004 are amounts of approximately $7.6 million that were distributed on May 16, 2003. Such amounts represent the accounts of former employees whose participation in the Plan terminated on the sale of certain business that occurred during the Plan year ended March 31, 2003.

Participant Loans—Participants may borrow from their accounts in an amount which does not exceed the lesser of 50% of the participant’s vested interest in the participant’s account balance or $50,000, reduced by the highest outstanding loan balance under the Plan during the previous twelve months. The minimum loan request is $500.

2.	SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan are maintained on the accrual basis of accounting. Plan assets, other than short-term investment funds, are stated at the net asset value of the funds based upon the current market value of the underlying assets on the last business day of the year. Short-term investment funds are stated at cost, which approximates market value. Company common stock is valued at its quoted market price.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits are recorded when paid. Participating employees are not subject to Federal income taxes on contributions to the Plan, or on income accruing to the Plan, until they receive distributions from the Plan.

All administrative expenses authorized and incurred for the administration of the Plan, excluding investment expenses and loan transaction charges, are paid by the Plan out of plan forfeitures. Total forfeitures for the plan year ended March 31, 2004 were $27,353, which was used to pay administrative expenses. Administrative expenses in excess of the plan forfeiture are paid by the plan administrator. Expenses incurred in connection with the investment of trust assets are paid directly from the investment fund in which the expense is incurred. Loan transaction charges are paid directly to T. Rowe Price by the participant taking the loan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Plan provides for various investment options in investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participant’s account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	INVESTMENT OPTIONS

Participants may elect to have their contributions invested in any of the investment funds offered by T. Rowe Price Trust Company, trustee of the Plan. The following is a description of the investment funds into which participants may elect to invest:

•	T. Rowe Price Prime Reserve Fund—Consists of a money market fund seeking the preservation of capital and liquidity.

•	T. Rowe Price Stable Value Fund—Consists of an investment fund seeking a competitive return with stability of principal.

•	T. Rowe Price New Income Fund—Consists of investments primarily in marketable debt securities seeking a high level of income consistent with the preservation of capital.

•	T. Rowe Price Balanced Fund—Consists of investments in a diversified portfolio of stocks and bonds seeking long-term capital appreciation, current income and preservation of capital.

•	T. Rowe Price Equity Income Fund—Consists of investments primarily in dividend paying common stocks seeking dividend income and long-term capital appreciation.

•	T. Rowe Price International Stock Fund—Consists of investments primarily in well-established, non-U.S. companies seeking capital appreciation.

•	T. Rowe Price New Horizons Fund—Consists of investments primarily in common stocks of small, rapidly growing companies seeking long-term capital growth.

•	Fidelity Magellan Fund—Consists of investments primarily in common stocks and securities convertible to common stock seeking long-term capital appreciation.

•	TransTechnology Corporation Common Stock—Effective April 1, 1998, the Plan was amended to include TransTechnology common stock as an investment option. Participants are permitted to invest up to ten percent of their elective contributions in Company stock. Only new elective contributions on and after April 1, 1998 may be invested in Company stock. Transfers from other investment funds to Company stock will not be permitted. Investments in the Common stock of TransTechnology Corporation seek long-term capital appreciation.

T. Rowe Price Trust Company also maintains a loan account. This account is used to retain the principal balances on loans made pursuant to the provisions of the Plan. As principal and interest payments are made, the balance in the loan account is reduced and the principal amount and the interest payments are allocated to the other investments as elected by the participant.

4.	INVESTMENTS

The trustee of the Plan’s assets is T. Rowe Price Trust Company. The following is a summary of the information regarding the Plan investments as of March 31, included in the Plan’s financial statements that was prepared by the trustee of the Plan, and furnished to the Plan administrator.

	2004		2003
T. Rowe Price Investments**:
T. Rowe Price Prime Reserve Fund	$724,731		$636,396
T. Rowe Price Stable Value Fund	10,565,059	*	12,617,364	*
T. Rowe Price New Income Fund	627,739		1,113,506
T. Rowe Price Balanced Fund	2,744,052	*	3,469,393	*
T. Rowe Price Equity Income Fund	2,573,742	*	3,257,727	*
T. Rowe Price International Stock Fund	1,155,831		1,054,975
T. Rowe Price New Horizons Fund	2,058,407	*	3,197,504	*
Fidelity Magellan Fund	6,834,744	*	7,600,239	*
TransTechnology Corporation Common Stock**	43,499		33,930
Loan fund	598,819		1,295,444

	$27,926,623		$34,276,478

*	Represents investment assets greater than 5% of net assets available for benefits at March 31.

**	Permitted party-in-interest (Note 6)

During the year ended March 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

Net appreciation in fair value of investments:
T. Rowe Price New Income Fund	$24,650
T. Rowe Price Balanced Fund	644,632
T. Rowe Price Equity Income Fund	790,895
T. Rowe Price International Stock Fund	439,404
T. Rowe Price New Horizons Fund	1,186,926
Fidelity Magellan Fund	1,848,526
TransTechnology Corporation Common Stock	14,366

Net appreciation of investments	$4,949,399

5.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated October 22, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At March 31, 2004 and 2003, the Plan held 5,686 and 6,402 shares, respectively, of common stock of TransTechnology Corporation, the sponsoring employer, with a cost basis of $30,862 and $33,930, respectively. During the year ended March 31, 2004, the Plan recorded no dividend income.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, at any time, in whole or in part. Upon the complete or partial termination of the Plan, the accounts of all participants affected thereby shall be fully vested and nonforfeitable.

During the Plan year ended March 31, 2002, the Company undertook, and completed during 2003, a major program to restructure its business and sold certain subsidiaries and divisions whose employees participated in the Plan. Primarily as a result of these transactions, there was a significant reduction in the number of participants in the Plan. Accordingly, the Plan has been determined to have effected a partial Plan termination, the result of which is to immediately fully vest Plan participants in their account balances related to Company contribution and earnings thereon affected by these transactions.

8.	U.S. ATTORNEY OFFICE INVESTIGATION

The Company is subject to an investigation being conducted by the Newark, New Jersey office of the United States Attorney with respect to overhaul and repair operations of its Breeze-Eastern division. The Company has, to date, cooperated fully with the government’s investigation. In addition, the Board of Directors retained a fact finding and forensic accounting firm, The Bradlau Group of Morristown, New Jersey, to perform an independent review of the overhaul and repair operations of Breeze-Eastern. The Board of Directors has shared the preliminary and follow-on reports of the findings of this independent review with the United States Attorney’s office. The investigation has had no impact, and the Company does not expect an impact, on the Company’s ability to manufacture and ship products and meet customer delivery schedules. As of this date, the United States Attorney’s investigation is continuing and the Company has not been made aware of any specific statutory or regulatory violations resulting from that investigation.

******

SUPPLEMENTAL SCHEDULE

Employer I.D.: 95-4062211 Plan Number: 006

TRANSTECHNOLOGY CORPORATION RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2004

			(d) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Value
	INVESTMENTS:
*	T. Rowe Price	Prime Reserve Fund	$724,731
*		Stable Value Fund	10,565,059
*		New Income Fund	627,739
*		Balanced Fund	2,744,052
*		Equity Income Fund	2,573,742
*		International Stock Fund	1,155,831
*		New Horizons Fund	2,058,407
	Fidelity Investments	Fidelity Magellan Fund	6,834,744
*	TransTechnology	TransTechnology Corporation
	Corporation	Common Stock	43,499
*	Participant Loans	Interest rates of 6.00% - 9.75%
		Maturing 2004-2032	598,819

	TOTAL		$27,926,623

* Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The TransTechnology Corporation Retirement Savings Plan

Date: September 27, 2004	By: /s/ Joseph F. Spanier
Joseph F. Spanier, Vice President, Treasurer
and Chief Financial Officer of the Issuer

Exhibit Index

23.1	Consent of Deloitte & Touche LLP